FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   July 2003

Commission File Number 333-7182-01


                                   CEZ, a.s.

      _____________________________________________________________________
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

       ____________________________________________________________________
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a.s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Notice of a Change in Voting Rights
-----------------------------------

In connection with:

|X| the Share Exchange Agreement in respect of joint stock companies - Jihoceska energetika, Jihomoravska energetika, Severoceska energetika, Severomoravska energetika, Vychodoceska energetika and Zapadoceska energetika - entered into by E.ON Czech Holding AG and EBO Czech Investments Limited and CEZ, a.s. on July 4, 2003; and

|X| the mandatory tender offer in respect of participating securities in the joint stock companies, Stredoceska energeticka and Zapadoceska energetika, which securities may be acquired by CEZ, a.s. under the mandatory tender offer launched by CEZ, a.s. on June 2, 2003 (the binding offer period terminated on June 30, 2003)


CEZ provides notice of the shares in voting rights:


                                                      Share in voting rights
.................................................................................
Jihoceska energetika                                           0.00
.................................................................................
Jihomoravska energetika                                        0.00
.................................................................................
Severoceska energetika                                         56.93
.................................................................................
Severomoravska energetika                                      89.36
.................................................................................
Stredoceska energeticka                                        97.73
.................................................................................
Vychodoceska energetika                                        91.81
.................................................................................
Zapadoceska energetika                                         99.06
.................................................................................

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a.s.

                                                   ________________________
                                                        (Registrant)

Date: July 9, 2003

                                                      /s/ Libuse Latalova
                                                  By:______________________
                                                        Libuse Latalova
                                                  Head of Finance Administration